Michael Page International Recruitment Limited
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Surrey, KT15 2QW
t: +44(0) 1932 264000 **f:** +44(0) 1932 264297
e: groupaccounts@michaelpage.com

082-05762

09045885

7 April 2009

File No. 82-5762

SEC Mail Processing Section
APR 14 2009
Washington, DC
101

SUPPL

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Holdings in Company - 0970P18
2. Holdings in Company - 1693P16
3. Holdings in Company - 2030P10
4. Holdings in Company - 2504P17
5. Holdings in Company - 4989P17
6. Holdings in Company - 6501P16
7. Total Voting Rights - 8958P09
8. Notice of Results - 0394Q15
9. 2009 First Quarter Trading - 2329Q07

Please also find enclosed our recent correspondence with Companies House.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller Corporate Reporting
Direct Line 01932 264143
jeremytatham@michalepage.com

dw 4/20

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	18:00 18-Mar-09
Number	0970P18

Michael Page INTERNATIONAL

RNS Number : 0970P
Michael Page International PLC
18 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Michael Page Internation

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	FIL Limited (FIL)
4. Full name of shareholder(s) (if different	See attached schedule

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	17 March 2009
6. Date on which issuer notified:	18 March 2009
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering tran**			
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percen voting**
				Direct	**Indirect**	**Direct**
ISIN GB0030232317	16,357,302	16,357,302	15,886,847	15,886,847		4.97%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percen voting**

Total (A+B)

Number of voting rights	**Percentage of voting rights**
15,886,847	4.97%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
See attached schedule

Proxy Voting:	
10. Name of proxy holder:	FIL Limited (FIL)
11. Number of voting rights proxy holder will cease to hold:	470,455 shares
12. Date on which proxy holder will cease to hold voting rights:	17 March 2009

13. Additional information:	
14 Contact name:	Amanda Chana
15. Contact telephone number:	fil-regreporting@fil.com

For notes on how to complete form TR-1 please see the FSA website.

FIL

Issuer Name: MICHAEL PAGE INTERNATIONAL PLC

Current ownership percentage: 4.97%
Total Shares Held: 15,886,847
Issued Share Capital: 319,014,635

SHARES HELD	NOMINEE	MANAGEMENT COMPANY
86,366	BANK OF NEW YORK BRUSSELS	FPM

4,003,506	BROWN BROS HARRIMAN LTD LUX	FIL
40,558	BROWN BROTHERS HARRIMAN AND CO	FIJ
579,100	JPMORGAN, BOURNEMOUTH	FIL
9,690,707	JPMORGAN, BOURNEMOUTH	FISL
1,486,610	JPMORGAN, BOURNEMOUTH (C)	FIL

FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including FIL Fund Management Limited (FFML), FIL Investment Services Ltd (FISL), FIL Gestion (FIGEST), FIL Asset Management (Korea) Limited (FIAKL), FIL Investments Management (Hong Kong) Limited (FIMHK), FIL Pension Management (FPM), Fidelity Investments Japan (FIJ) and FIL Investments International (FII), Investment managers for various non-US investment companies and institutional clients.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:59 19-Mar-09
Number	1693P16

Michael Page
INTERNATIONAL

RNS Number : 1693P
Michael Page International PLC
19 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Michael Page International

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):__________	

3. Full name of person(s) subject to notification obligation:	Lloyds Banking Group plc
4. Full name of shareholder(s) (if different	See Section 9

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	18 March 2009
6. Date on which issuer notified:	19 March 2009
7. Threshold(s) that is/are crossed or reached:	Increase to above 5% Direct/Indire

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transact**			
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percent voting r**
				Direct	**Indirect**	**Direct**
Ord 1p GB0030232317	N/A	N/A	551,282	551,282	15,769,773	0.17%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percent voting r**
N/A				

Total (A+B)

Number of voting rights	**Percentage of voting rights**

16,321,055	5.12%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
14,178,627 Shares (4.44%) are held by State Street Nominees Ltd. Shares are under t control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary o Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a v owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting figure of 319,014,636
14 Contact name:	Kenny Melville
15. Contact telephone number:	0131 243 8671

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	10:27 20-Mar-09
Number	2030P10

RNS Number : 2030P
Michael Page International PLC
20 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MICHAEL PAGE INTERNATIONAL PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YE
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	

3. Full name of person(s) subject to notification obligation:	1. LONE PINE CAPITAL LLC. 2. STEPHEN F.MANDEL JR.
4. Full name of shareholder(s) (if different	MORGAN STANLEY & CO

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	18 MARCH 2009
6. Date on which issuer notified:	20 MARCH 2009
7. Threshold(s) that is/are crossed or reached:	BELOW 3%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**			
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percen voting**
				Direct	**Indirect**	**Direct**
GB0030232317	10,064,437	10,064,437	8,949,194		8,949,194	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percent voting r**

Total (A+B)

Number of voting rights	**Percentage of voting rights**
8,949,194	2.81%

9. Chain of controlled undertakings through which the voting rights and

financial instruments are effectively held, if applicable:
LONE PINE CAPITAL LLC IS THE INVESTMENT MANAGER TO SEVERAL F WHICH INDIRECTLY HOLD SHARES IN THE ISSUER. STEPHEN F.MANDEL THE MANAGING MEMBER OF LONE PINE CAPITAL LLC AND IN SUCH CAPACITY IS ABLE TO DIRECT ITS OPERATIONS.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	JEFFREY WECHSELBLATT LONE PINE CAPITAL LLC TWO GREENWICH PLAZA GREENWICH, CONNECTICUT 06: USA
15. Contact telephone number:	+1 203 618 7826

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:26 20-Mar-09
Number	2504P17

RNS Number : 2504P
Michael Page International PLC
20 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Michael Page International

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Ye
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):__________	

3. Full name of person(s) subject to notification obligation:	Legal & General Group Plc (L
4. Full name of shareholder(s) (if different	Legal & General Assurance (Pe

from 3):	Management) Limited (PM(
5. Date of transaction (and date on which the threshold is crossed or reached if different):	19th March 2009
6. Date on which issuer notified:	20th March 2009
7. Threshold(s) that is/are crossed or reached:	From 4% - 3%(L&G)

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transacti			
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percen voting
				Direct	Indirect	Direct
ORD GBP 0.01	13,219,614	13,219,614	12,704,979	12,704,979		3.98

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percent voting

Total (A+B)

Number of voting rights	Percentage of voting rights
12,704,979	3.98

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) Legal & General Investment Management Limited (Indirect) (LGIM) Legal & General Group Plc (Direct) (L&G) (12,704,979 - 3.98% = LGAS, LGPL & PMC) Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (11,620,931 -3.64% = PMC) Legal & General Insurance Holdings I (Direct) (LGIH) Legal & General Assurance (Pensions Management) Limited (PMC) (11,620,931 - 3.64% = PMC) Legal & General Assurance Society 1 (LGAS & LGPL) Legal & General Pensions Limited (I (LGPL)

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting figure of 319,014,636
14 Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:58 25-Mar-09
Number	4989P17

Michael Page INTERNATIONAL

RNS Number : 4989P
Michael Page International PLC
25 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Michael Page International

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	

3. Full name of person(s) subject to notification obligation:	The Nomad Investment Partnership
4. Full name of shareholder(s) (if different	N/A

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	25th March 2009
6. Date on which issuer notified:	25th March 2009
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details **N/A**

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering		
	Number of shares	Number of voting rights	Number of shares	Number of voting rights	
				Direct	Indirect
GB00302323177 Ordinary shares	14,457,427	14,457,427	17,021,321	17,021,321	17,021,321

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percent voting r
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	Percentage of voting rights
17,021,321	5.36%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14 Contact name:	Qais Zakaria
15. Contact telephone number:	+44 207 101 1960

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:59 27-Mar-09
Number	6501P16

RNS Number : 6501P
Michael Page International PLC
27 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Michael Page Internation

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Ye
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	Legal & General Group Plc (l
4. Full name of shareholder(s) (if different	Legal & General Assurance (Pe

from 3):	Management) Limited (PM
5. Date of transaction (and date on which the threshold is crossed or reached if different):	25th March 2009
6. Date on which issuer notified:	27th March 2009
7. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transac**			
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percen voting**
				Direct	**Indirect**	**Direct**
ORD GBP 0.01	12,704,979	12,704,979	13,203,304	13,203,304		4.13

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percent voting**

Total (A+B)

Number of voting rights	Percentage of voting rights
13,203,304	4.13

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (13,203,304 - 4.13% = LGAS, LGPL & F

Legal & General Investment Management (Holdings) Limited
Limited (Direct) (LGIMHD) (12,119,256 -3.79% = PMC)

Legal & General Insurance Holding (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (12,119,256 - 3.79% = PMC)

Legal & General Assurance Societ) (LGAS & LGPL)

Legal & General Pensions Limited (Direc (LGPL)

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total votinc figure of 319,014,636

14 Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
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Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	09:28 01-Apr-09
Number	8958P09

Michael Page INTERNATIONAL

RNS Number : 8958P
Michael Page International PLC
01 April 2009

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 322,783,271 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 322,783,271.

The above figure of 322,783,271 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Results
Released	15:52 02-Apr-09
Number	0394Q15

RNS Number : 0394Q
Michael Page International PLC
02 April 2009

Michael Page International plc

Notice of First Quarter 2009 Interim Management Statement

Michael Page International plc will release its First Quarter 2009 Interim Management Statement at 7.00am on Tuesday 7 April 2009.

The company will host a conference call, with on-line slide presentation, for analysts and investors at 8.00am on 7 April 2009, the details of which are below.

Link:
http://w.on24.com/r.htm?e=141476&s=1&k=67C86622C9226B57AF94898DC86AEDE3

Dial-In: +44 (0)20 7162 0025
ConferenceID: 831589

Please quote "Michael Page Conference Call" to gain access to the call.

A presentation and recording to accompany the call will be posted on the company's website during the course of the morning of 7 April 2009 at:

http://investors.michaelpage.co.uk/presentations

This information is provided by RNS
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Company	Michael Page International PLC
TIDM	MPI
Headline	2009 First Quarter Trading Update
Released	07:00 07-Apr-09
Number	2329Q07

Michael Page INTERNATIONAL

RNS Number : 2329Q
Michael Page International PLC
07 April 2009

7 April 2009

2009 FIRST QUARTER TRADING UPDATE

FINANCIAL HIGHLIGHTS

- Group Q1 gross profit of £95.0m (2008: £140.3m) a decrease of 32.3% (39.7%*)
- EMEA gross profit (50% of Group) of £47.7m (2008: £65.2m) a decrease of 26.8% (39.1%*)
- UK gross profit (30% of Group) of £28.9m (2008: £47.1m) a decrease of 38.7%
- Asia-Pacific gross profit (10% of Group) of £9.4m (2008: £16.4m) a decrease of 42.3% (49.1%*)
- Americas gross profit (9% of Group) of £9.0m (2008: £11.6m) a decrease of 22.6% (33.6%*)
- Permanent gross profit (70% of Group) lower by 39.3% (46.5%*)
- Temporary gross profit (30% of Group) lower by 7.0% (15.3%*)
- Group headcount decreased by 809 (16%) in Q1 to 4,134

* Denotes where overseas results denominated in foreign currencies have been translated at constant rates of exchange for constant currency illustrative purposes.

Commenting on first quarter trading, Steve Ingham, Chief Executive said:

"As anticipated, the Group generated a higher gross profit in March than in either of the first two months of the quarter, resulting in a first quarter operating profit in the region of £3m. However, market conditions continued to weaken during the first quarter of 2009, with the impact of the financial crisis now evident in virtually every market and discipline in which we operate, albeit to varying degrees.

"We continue to reduce our cost base to reflect the lower levels of activity. While we anticipate that our overall cost base and headcount will reduce in the second quarter, in a few markets and disciplines which were the first to slow, we are not planning further headcount reductions.

"We remain confident that, with our strong balance sheet, leading brand and experienced management team, we can maintain our market presence and continue to gain market share."

Enquiries:

Michael Page International plc **01932 264144**
Steve Ingham, Chief Executive
Stephen Puckett, Group Finance Director

Financial Dynamics **020 7269 7121**
Richard Mountain / Susanne Yule

The company will host a conference call for analysts and investors at 8.00am today. The live presentation can be viewed by following the link:

http://w.on24.com/r.htm?

e=141476&s=1&k=67C86622C9226B57AF94898DC86AEDE3

The dial-in details for the conference call are as follows:
Dial-In: +44 (0)20 7162 0025
Conference ID: 831589
Please quote "Michael Page Conference Call" to gain access to the call.

The presentation and recording of the call will be available on the company's website later today at:

http://investors.michaelpage.co.uk/presentations

The Group will issue its second quarter and half year trading update on 7th July 2009.

First Quarter Trading update

Michael Page International plc, the specialist recruitment consultancy, reports first quarter Group gross profit of £95.0m, a decrease of 32.3% (39.7%*) over the £140.3m recorded in the first quarter of 2008. As anticipated, the Group generated a higher gross profit in March than in either of the first two months of the quarter, resulting in a first quarter operating profit in the region of £3m. While March produced the highest gross profit in the quarter, the year-on-year rate of decline was slightly worse than the rate of decline in the first two months of the quarter. Additionally, Easter fell in March in 2008 whereas this year it is in April and will adversely impact our second quarter gross profit. As activity levels in all of our regions slow and confidence levels weaken, the businesses in the Group continue to react quickly by reducing headcount. Largely through natural attrition, headcount reduced by a further 809 people during the quarter (16%) to 4,134 at the end of March, 24% lower than the headcount at the end of March 2008. The headcount reduction has not incurred substantial severance costs during the period, with any such charges being treated as

normal operating expenses.

EMEA Gross Profit (50.2% of Group in Q1 2009)			Year-on-year growth rates	
	2009	2008	Reported	Constant currency
Q1	£47.7m	£65.2m	-26.8%	-39.1%

Headcount at 31 March 1,892 (31 December: 2,155)

At constant rates of exchange:

- France (18% of the Group) fell by 33% in Q1
- Netherlands (8% of the Group) fell by 36% in Q1
- Germany (7% of the Group) fell by 39% in Q1
- Italy (4% of the Group) fell by 43% in Q1
- Spain (4% of the Group) fell by 55% in Q1
- Switzerland (3% of the Group) fell by 57% in Q1
- Austria, Belgium, Ireland, Luxembourg, Poland, Portugal, Russia, South Africa, Sweden, Turkey, U.A.E. (5% of the Group) fell by 32% in Q1

In our largest region, Europe, Middle East and Africa (EMEA), representing 50.2% of Group gross profit, first quarter gross profit was £47.7m, 26.8% (39.1%*) lower than the £65.2m recorded in the first quarter of 2008. All countries in the region have now been impacted by the slowdown, albeit at different times and to differing degrees. The businesses in the region have reacted swiftly to these changing conditions, reducing headcount in the quarter by 263 (12%).

UK Gross Profit (30.4% of Group in Q1 2009)			Year-on-year growth rates
	2009	2008	
Q1	£28.9m	£47.1m	-38.7%

Headcount at 31 March 1,378 (31 December: 1,640)

- Finance & Accounting (16% of the Group) fell by 37% in Q1
- Marketing, Sales and Retail (6% of Group) fell by 48% in Q1
- Legal, Technology, HR and Secretarial (5% of the Group) fell by 42% in Q1
- Engineering & Manufacturing, Procurement & Supply Chain, Property & Construction (3% of the Group) fell by 18% in Q1

In the UK, representing 30.4% of Group gross profit, first quarter gross profit was £28.9m, 38.7% lower than the £47.1m recorded in the first quarter of 2008. The impact of the economic slowdown is now affecting all regions and disciplines with only businesses servicing the public sector and the smallest discipline, Property & Construction, generating year-on-year growth. The businesses continue to react quickly to changing market conditions, with headcount reducing in the quarter by 262 (16%).

Asia Pacific Gross Profit (9.9% of Group in Q1 2009)			Year-on-year growth rates	
	2009	2008	Reported	Constant currency
Q1	£9.4m	£16.4m	-42.3%	-49.1%

Headcount at 31 March 460 (31 December: 638)
At constant rates of exchange:

- Australia and New Zealand (6% of the Group) fell by 44% in Q1
- Asia (4% of Group) fell by 57% in Q1

In Asia Pacific, representing 9.9% of Group gross profit, first quarter gross profit was £9.4m, a decrease of 42.3% (49.1%*) over the £16.4m recorded in the first quarter of 2008. In Australia, which represents 6% of the Group, first quarter gross profit fell by 44%*. The Australian economy has weakened significantly, which, combined with the seasonally quieter summer months has substantially reduced activity levels across all States and business sectors. In Asia, gross profits were lower year-on-year in the first quarter by 57%*. The contraction in Asia is larger due to our businesses almost exclusively making permanent placements, as the temporary placement market in the specialist professional staffing space has yet to become

established. Headcount has been rapidly reduced by 178 (28%) during the quarter.

Americas Gross Profit (9.5% of Group in Q1 2009)			Year-on-year growth rates	
	2009	2008	Reported	Constant currency
Q1	£9.0m	£11.6m	-22.6%	-33.6%

Headcount at 31 March 404 (31 December: 510)

At constant rates of exchange:

- Brazil, Mexico & Argentina (5% of the Group) fell by 18% in Q1
- USA & Canada (4% of the Group) fell by 49% in Q1

In the Americas, representing 9.5% of Group gross profit, first quarter gross profit was £9.0m, 22.6% (33.6%*) lower than the £11.6m recorded in the first quarter of 2008. Latin America, which represents 5% of the Group, has now experienced negative growth with first quarter year-on-year gross profit declining by 18%*. Our North American businesses contracted in the first quarter year-on-year by 49%*, with the continuing poor economic conditions impacting all disciplines and regions. The cost base in the Americas has been reduced, with headcount in these businesses decreasing by 106 (21%) in the quarter.

Financial

During the first quarter, approximately 1m shares were purchased by the Company's employee benefit trust to satisfy share plan awards at a cost of £1.9m, with an average share price of 196p. After the usual payment of profit share bonuses in January, the Group's net cash position at 31 March 2009 was around £75m.

Save for the effects of trading in the first quarter and the items described above, there have been no other significant changes in the financial position of the Group since the publication of the results for

the year ended 31 December 2008.

Outlook

Market conditions continued to weaken during the first quarter, with many jobs being cancelled or put on hold and the "churn" of people in work slowing as confidence levels eroded. We are, however, experiencing similar behaviour from our clients, candidates and competitors as in previous economic slowdowns. Likewise, permanent recruitment is being impacted more than temporary placements, but will recover faster when economic conditions improve.

With our profit share model, the teams continue to reduce their cost base to reflect the lower levels of activity. While we anticipate that our overall cost base and headcount will reduce in the second quarter, in a few markets and disciplines which were the first to slow, we are not planning further headcount reductions.

We remain confident that, with our strong balance sheet, leading brand and experienced management team, we can maintain our market presence and continue to gain market share.

The second quarter trading update will be issued on 7 July 2009.

END

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